UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

ALESCO FINANCIAL INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

014485106

(CUSIP Number)

Daniel G. Cohen

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 9 Pages)

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014485106

1	NAME OF REPORTING PERSON Daniel G. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,588,116
8 SHARED VOTING POWER 504,000
9 SOLE DISPOSITIVE POWER 3,433,231
10 SHARED DISPOSITIVE POWER 504,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,092,116
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO.	SCHEDULE 13D	PAGE 3 OF 9 PAGES

014485106

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 (the “Shares”), of Alesco Financial Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870.

Item 2.	Identity and Background.

This statement is being filed by Daniel G. Cohen, a U.S. citizen. The business address of Mr. Cohen is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870. Mr. Cohen is the Chairman of the Board of Managers of Cohen Brothers, LLC, a Delaware limited liability company (“Cohen”), and Chairman of the Board of Directors of the Issuer, both with an address at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870.

During the last five years, Mr. Cohen has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Consideration

Mr. Cohen purchased 80,000 shares of Alesco Financial Trust for an aggregate purchase price of $800,000, and 89,844 restricted shares were granted to Mr. Cohen pursuant to the Alesco Financial Trust equity incentive plan. This initial investment and grant was converted into 214,004 Shares, 113,204 of which were restricted Shares, upon Alesco Financial Trust’s merger with the Issuer in October 2006. The 113,204 restricted Shares were subsequently forfeited by Mr. Cohen and the remaining 100,800 Shares are hereinafter referred to as the “Merger Shares.”

From November 2006 to August 2007, Mr. Cohen acquired 261,111 Shares in open market transactions (together with the Merger Shares, the “Initial Shares”). The aggregate purchase price of these Shares was $2,178,499.

In connection with his role as Chairman of the Board of Directors of the Issuer, Mr. Cohen acquired 526,205 restricted Shares (the “Restricted Shares”) from the Issuer under its equity incentive plan (154,885 of such restricted Shares have yet to vest under the Issuer’s equity incentive plan).

On June 5, 2009, Mr. Cohen acquired 2,700,000 Shares (the “Purchased Shares”) in a privately negotiated transaction. The aggregate purchase price of these Shares was $1,890,000, or $0.70 per Share. The source of funds for payment of the purchase price was personal funds.

Item 4.	Purpose of the Transaction.

(a)-(j) The Issuer entered into an Agreement and Plan of Merger, dated as of February 20, 2009 and amended on June 1, 2009, by and among the Issuer, Alesco Financial Holdings, LLC and Cohen (the “Merger Agreement”). The Merger Agreement is filed herewith as Exhibit 1, and the description of the Merger Agreement contained herein is qualified in its entirety by reference to such Exhibit 1, which is incorporated herein by reference. Pursuant to the Merger Agreement, Alesco Financial Holdings, LLC will merge with and into Cohen, with Cohen as the surviving entity (the “Business Combination”). The completion of the Business Combination requires the completion of a 1-for-10 reverse stock split of the outstanding Shares.

Pursuant to the Merger Agreement, each Cohen Class A membership unit, together with one Cohen Class B membership unit, will have the right to either (1) receive 0.57372 shares of Issuer common stock (post-reverse stock split), or (2) retain 0.57372 new membership units in Cohen. Following the Business Combination, Cohen will be a majority owned subsidiary of the Issuer and hold substantially all of the assets of the Issuer and Cohen. The Issuer will retain certain liabilities in connection with the Business Combination.

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For the Issuer, the affirmative vote of a majority of the votes cast by holders of Shares is required to approve the issuance of Shares and Series A Preferred Stock (as defined and described below) and the other transactions contemplated by the Merger Agreement, provided that the number of votes cast on the matter represents over 50% in interest of all securities entitled to vote on the matter. The Issuer’s board members and executive officers, including Mr. Cohen, have indicated a present intention to vote, or cause to be voted, any Shares held by such board members or executive officers for the approval of the issuance of Shares and Series A preferred stock and the other transactions contemplated by the Merger Agreement.

Approval by Cohen of the Merger Agreement and the transactions contemplated by the Merger Agreement requires the affirmative vote of a majority of the voting power of the Cohen Class B membership units and Cohen Class C membership units, taken as a single class, present in person or by proxy and entitled to vote at the meeting to consider approval of the Merger Agreement and the transactions contemplated by the Merger Agreement. Certain members of Cohen, including an entity wholly owned by Mr. Cohen have entered into voting agreements applicable to membership units representing the power to vote approximately 73.5% of the Cohen Class B membership units and 100% of the Cohen Class C membership units, all of which will be voted for the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement. As a result of the voting agreements, the approval by Cohen members of the Merger Agreement and the transactions contemplated by the Merger Agreement is assured.

The completion of the Business Combination also requires that the Issuer create two new series of preferred stock: Series A Voting Convertible Preferred Stock (“Series A Preferred Stock”), and Series B Voting Non-Convertible Preferred Stock (“Series B Preferred Stock”). The forms of articles supplementary setting forth the terms of the Series A Preferred Stock and the Series B Preferred Stock are filed herewith as Exhibit 2, and the description of the Series A Preferred Stock and the Series B Preferred Stock contained herein is qualified in its entirety by reference to such Exhibit 2, which is incorporated herein by reference. The Series A Preferred Stock will be issued to the entity wholly owned by Mr. Cohen in the Business Combination in exchange for its Class C membership units and will entitle Mr. Cohen through such entity to elect a number equal to at least one-third (but less than a majority) of the total number of directors on the Issuer’s Board of Directors but will carry no economic rights. Beginning in July 2010, Mr. Cohen may convert the Series A Preferred Stock into 4,983,557 shares of Series B Preferred Stock which carry no economic rights but will entitle Mr. Cohen to vote with holders of Shares on all matters presented to them, on the basis of one vote per share of Series B Preferred Stock. It is expected that the voting power of the Series B Preferred Stock will initially represent approximately 31.9% of the voting power of all of the outstanding Shares.

The Merger Agreement provides that, following the Business Combination, the Issuer’s Board of Directors will consist of ten directors, four of whom will initially be designated by the Issuer and six of whom will initially be designated by Cohen. Upon the completion of the Business

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014485106

Combination, it is expected that James J. McEntee, III will resign as a director of the Issuer, the number of the Issuer’s directors will be increased to ten and Joseph Donovan and another individual designated by Cohen will be elected to fill the resulting vacancies created on the Issuer’s Board of Directors.

If the Business Combination is not completed, then the number of Issuer directors will not be increased and all nine of the directors elected at the Issuer’s annual meeting will serve until the 2010 annual meeting of Issuer stockholders and until their successors are elected and qualify.

The Issuer is a real estate investment trust (“REIT”). United States federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. Therefore, for taxable years prior to 2009, in order to qualify as a REIT, the Issuer had to pay out substantially all of its taxable income, if any, to its stockholders. As a result of the Business Combination, the Issuer does not expect to qualify as a REIT and does not expect to pay dividends for the foreseeable future.

Mr. Cohen acquired the Initial Shares for investment purposes and currently intends to vote such shares at the Issuer’s annual meeting for the proposal to approve the issuance of the Shares and the Series A Preferred Stock pursuant to the Merger Agreement. Mr. Cohen acquired the Restricted Shares pursuant to the Issuer’s equity incentive plan and currently holds such shares for investment purposes and intends to vote such shares at the Issuer’s annual meeting for the proposal to approve the issuance of the Shares and the Series A Preferred Stock pursuant to the Merger Agreement. Mr. Cohen acquired the Purchased Shares for investment purposes and for the purpose of voting at the Issuer’s annual meeting for the proposal to approve the issuance of the Shares and the Series A Preferred Stock pursuant to the Merger Agreement.

Mr. Cohen expects to evaluate on an ongoing basis his vote on the proposal to approve the issuance of the Shares and the Series A Preferred Stock pursuant to the Merger Agreement and his investment in the Issuer, and may from time to time in the future, subject to applicable legal and contractual restrictions and constraints, change his intentions with respect to such vote, acquire additional Shares, dispose of Shares or formulate other plans or proposals regarding the securities of the Issuer to the extent deemed advisable in light of market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

Other than as listed above, Mr. Cohen has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

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014485106

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The percentages used herein are based on 60,171,324 Shares outstanding, which represents the Shares reported to be issued and outstanding as of May 27, 2009 by the Issuer in its Registration Statement on Form S-4, filed with the Securities and Exchange Commission on June 2, 2009.

Reporting Person	Number of Shares of Common Stock with Sole Voting Power		Number of Shares of Common Stock with Sole Dispositive Power	Number of Shares of Common Stock with Shared Voting and Dispositive Power		Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Class Beneficially Owned
Daniel G. Cohen	3,588,116	(1)	3,433,231	504,000	(2)	4,092,116	(1)(2)	6.8%

(1)	Includes 154,885 restricted Shares that have yet to vest under the Issuer’s equity incentive plan; 61,551 of such restricted Shares will vest, pro rata, in three installments from July 31, 2009 until January 31, 2010 and 93,334 of such restricted shares will vest, pro rata, in four installments from July 31, 2009 until April 30, 2010. 32,500 Shares are pledged by Mr. Cohen as security.
(2)	Includes 504,000 shares of common stock held by Cohen, which Mr. Cohen may be deemed to control. Mr. Cohen disclaims any interest in the 504,000 shares beyond his pecuniary interest therein. The Board of Managers of Cohen is comprised of Mr. Cohen, Christopher Ricciardi, and James J. McEntee, III. As the management of the business and affairs of Cohen is vested in the Board of Managers, Mr. Cohen may be deemed to share voting or dispositive power with Mr. Ricciardi and Mr. McEntee. Mr. Ricciardi, a U.S. citizen, is the Chief Executive Officer of Cohen and has the same business address as Cohen. Mr. McEntee, a U.S. citizen, is the Chief Operating Officer of Cohen and Chief Executive Officer of the Issuer and has same business address as Cohen. During the last five years, Messrs. Ricciardi and McEntee have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(c) Except as described in Item 3 above, there have been no transactions in the Shares by Mr. Cohen during the last 60 days.

(d) Not applicable.

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014485106

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The information in Item 4 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description
1	Agreement and Plan of Merger, dated as of February 20, 2009, by and among Alesco Financial Inc., Fortune Merger Sub, LLC and Cohen Brothers, LLC (including Amendment No. 1 to Agreement and Plan of Merger, dated as of June 1, 2009, by and among Alesco Financial Inc., Fortune Merger Sub, LLC, Alesco Financial Holdings, LLC and Cohen Brothers, LLC) (incorporated by reference to Annex A to the Registration Statement on Form S-4 filed by the Issuer with the Securities and Exchange Commission on June 2, 2009).

2	Form of Alesco Financial Inc. Articles Supplementary Series A Voting Convertible Preferred Stock and Alesco Financial Inc. Articles Supplementary Series B Voting Non-Convertible Preferred Stock (incorporated by reference to Annex C-1 and C-2, respectively, to the Registration Statement on Form S-4 filed by the Issuer with the Securities and Exchange Commission on June 2, 2009).

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2009

/s/ Daniel G. Cohen
Daniel G. Cohen